UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

For immediate release

January 23, 2013

METHANEX CORPORATION AND CHESAPEAKE ENERGY CORPORATION SIGN LONG-TERM NATURAL GAS SUPPLY AGREEMENT FOR LOUISIANA METHANOL PROJECT

VANCOUVER and OKLAHOMA CITY, JANUARY 23, 2013 - Methanex Corporation and Chesapeake Energy Corporation today announced the execution of a 10-year agreement to supply all of the natural gas required for Methanex’s one million tonne per year methanol plant in Geismar, Louisiana. Commencement of natural gas deliveries will coincide with the startup of the plant, which is expected by the end of 2014.

John Floren, President and CEO of Methanex commented, “We are thrilled to have entered into this agreement with Chesapeake, the second largest natural gas producer in the U.S. This contract will enhance our ability to reliably supply quality product to our U.S. customers for at least the next 10 years. The agreement is structured so that the natural gas price is linked to the methanol price, and both Methanex and Chesapeake will share in the risks and rewards resulting from the changing price of methanol over the decade of this contract. This gas pricing formula, in addition to the capital cost advantage of relocating a methanol plant as compared to a new-build facility, enables the project to be profitable across a broad range of methanol prices.”

Mr. Floren continued, “Having a 10-year contract in place for 1 million tonnes of methanol production per year reduces our exposure to short-term natural gas price fluctuations, which will lower the natural gas price risk for the site if we decide to relocate a second plant to Louisiana. We expect to make a decision during the first half of 2013 on whether to proceed with a second relocation project.”

James C. Johnson, Chesapeake’s Senior Vice President of Marketing added, “We are excited to support the ongoing revitalization of the U.S. manufacturing sector through our long-term gas supply arrangement with Methanex, the world’s leading methanol producer. The unique structure of this transaction provides return certainty and price diversification for Chesapeake while providing margin protection and price stability for Methanex. Furthermore, Methanex’s investment and plant relocation to Louisiana demonstrates the compounding economic and employment benefits to be derived from the shale gas revolution. We believe this is truly a “win-win” arrangement for both companies.”

Methanex is a Vancouver-based company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex.” Methanex can be visited online at www.methanex.com.

Chesapeake Energy Corporation (NYSE:CHK) is the second-largest producer of natural gas, a Top 15 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. Headquartered in Oklahoma City, the company’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Eagle Ford, Utica, Granite Wash, Cleveland, Tonkawa, Mississippi Lime and Niobrara unconventional liquids plays and in the Marcellus, Haynesville/Bossier and Barnett unconventional natural gas shale plays. The company also owns substantial marketing and oilfield services businesses through its subsidiaries Chesapeake Energy Marketing, Inc. and Chesapeake Oilfield Operating, L.L.C. Further information is available at www.chk.com where Chesapeake routinely posts announcements, updates, events, investor information, presentations and news releases.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “expects” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected timing of the startup of the Geismar plant,

•	expected levels and timing of natural gas supply to our facilities,

•	expected operating costs, including natural gas feedstock costs and logistics costs, and

•	anticipated production rates of our restarted facilities.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•

satisfaction of conditions precedent contained in the natural gas supply agreement including the receipt by Methanex of remaining required permits in connection with the Geismar plant, the entering into of gas infrastructure and connection agreements and the successful relocation of the plant to Geismar

•	production rates of our facilities, and

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	satisfaction of conditions precedent contained in the natural gas supply agreement ,

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives,

•	the price of natural gas, oil and oil derivatives,

•	the ability to successfully carry out corporate initiatives and strategies, and

•	other risks described in our 2011 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

Inquiries:

Methanex Corporation

Jason Chesko

Director, Investor Relations

604-661-2600

Chesapeake Energy Corporation

Jeffrey L. Mobley

Senior Vice President, Investor Relations and Research

405-767-4763

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 23, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary